Exhibit 99.2
Certification of Vice President, Finance and Chief Financial Officer pursuant to
Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002
I, Mariano Rodriguez, certify that:
1.	I have reviewed this Amendment No. 1 to the annual report on Form 40-F of Neurochem Inc.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
Date: April 10, 2008.

/s/Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and Chief Financial Officer